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FOUNDED 1866

September 29, 2015

VIA EDGAR
US. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549
Re:	U.S. Bank National Association (the “Applicant”) File No. 812-14551
Ladies and Gentleman:
We respectfully request, on behalf of the Applicant, that the second amended and restated application (the “Application”) requesting an order from the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), exempting the Applicant from the requirements of Rule 3a-7(a)(4)(i) under the 1940 Act, be withdrawn.  The Application was filed with the Commission on September 23, 2015 (Accession No. 0000905148-15-000851) as a new application instead of as an amendment under existing File No. 812-14404 as intended.  Applicant intends to re-file the Application correctly as an amendment.
Should members of the Commission’s staff have any questions or comments concerning this letter, please call the undersigned at (212) 839-5572 or Brian M. Kaplowitz at 212 839 5370.
Very truly yours,

/s/ Michael P. McGarry

Michael P. McGarry

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.